

Kyle Meyer · 3rd

CEO/President at StaySafe Concrete Products Inc.

Fort Lauderdale, Florida, United States · **Contact info**

500+ connections

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 **StaySafe Concrete Products Inc.**

 **American University**

Experience


CEO/President
StaySafe Concrete Products Inc. · Full-time
Jan 2021 – Present · 9 mos
United States

📷 🔗 **Our-Vision-11.pdf**


Managing Director
Open Source Capital LLC
2011 – Present · 10 yrs
312 SE 15th Street, 2nd Floor Fort Lauderdale, FL 33316

A specialty finance company that helps clients syndicated real estate deals that are funded by accredited investors, pursuant to a Regulation D 506c Securities Offering posted on a private online platform.


President and CEO
BuilderFinancial Corp.
2000 – 2017 · 17 yrs

BuilderFinancial Corp. provides mezzanine financing to real estate developers and builders who require additional equity to secure construction loans from banks or other institutional lenders.


Founder/CEO
Ironshore Capital, LLC
2007 – Dec 2011 · 4 yrs

Founder of Ironshore Capital, LLC a management platform created to originate, underwrite, structure and manage the investments of Ironshore Partners. The operations of Ironshore Capital are managed by a team of professionals with broad experience in real estate investment and development. We have significant investment assets in Naples, Ver ...see more

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Education


American University
BS, Business and Urban Development
1970 – 1974

Media (1)



Home 🔗


American University

Skills & endorsements

Investments · 37

Endorsed by **Richard C. Wilson** and **2 others who are highly skilled at this**

Real Estate Development · 30

Endorsed by **Daniel R. Levitan, MIRM, IRM Fellow, CAASH, who is highly skilled at this**

Real Estate · 26

Endorsed by **Daniel R. Levitan, MIRM, IRM Fellow, CAASH and 2 others who are highly skilled at this**

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